

February 17, 2022

Huntsman Corporation
10003 Woodloch Forest Drive
The Woodlands, TX 77380
Attn: David M. Stryker
Executive Vice President, General Counsel and Secretary

Dear Mr. Stryker,

As you know, Starboard Value LP, together with its affiliates ("Starboard"), is the second largest shareholder of Huntsman Corporation ("Huntsman" or the "Company"). We invested in Huntsman because we believe there is significant opportunity to create shareholder value from improving operational execution, increasing oversight from the Board of Directors ("Board"), and relentlessly driving a culture of accountability.

To that end, as you well know, on January 12, 2022, we submitted a valid nomination notice (the "Nomination Notice") to the Company nominating a slate of four exceptional, experienced, and highly qualified independent director candidates for election to the Huntsman Board at the upcoming 2022 Annual Meeting (the "Annual Meeting"). Again, as you know, our Nomination Notice included all of the information required of Starboard and its nominees pursuant to the Company's Sixth Amended and Restated Bylaws (the "Bylaws"), including a director questionnaire completed by each of our nominees. We struggle to understand why you continue to badger us with questions that have been asked and answered through required disclosure.

- **January 12, 2022** – Our Nomination Notice fully disclosed all agreements, arrangements and understandings with our nominees in compliance with the Bylaws and included a lengthy director questionnaire completed by each of our nominees, culminating in more than two hundred pages of materials. In addition, Starboard also fully disclosed all agreements, arrangements and understandings with our nominees as legally required in our amended Schedule 13D filing and attached forms of such agreements as exhibits to the 13D filing.

- **January 20, 2022** – We fully disclosed all agreements, arrangements and understandings with our nominees as legally required in our preliminary proxy statement, filed in connection with the Annual Meeting.

- **February 1, 2022** – We sent a letter in response to your letter dated January 26, 2022 in which the Company asked questions about Starboard and its nominees. In our response letter, we confirmed that we have fully disclosed all agreements, arrangements and understandings with our nominees in our Nomination Notice as required under the Bylaws.

- **February 10, 2022** – We fully disclosed all agreements, arrangements and understandings with our nominees as legally required in our definitive proxy statement filed in connection with the Annual Meeting ("Definitive Proxy").

Last week, on the day Starboard filed our Definitive Proxy, we once again received a letter from you asking whether there are any undisclosed agreements, arrangements or understandings between us and one of our nominees. **To be clear, and to be responsive to your formal and redundant question, Starboard is once again confirming that we have no undisclosed agreements, arrangements or understandings with *any* of our nominees.**

Our nominees are independent, exceptional, experienced, and highly qualified, and are solely focused on representing the best interests of all shareholders if and when they join the Huntsman Board. We have received overwhelmingly positive feedback from both shareholders and Wall Street analysts on the qualifications and reputations of our nominees, and we find the Board's continued harassment with the same repetitive questions unprofessional and concerning. This behavior further confirms our belief that change is required on the Board.

We believe Huntsman's shareholders deserve an improved and reconstituted Board that is committed to driving accountability and maximizing shareholder value. Over the coming weeks, we look forward to our continued conversations with shareholders and to sharing in their excitement for the quality of our candidates.

Best Regards,

Jeffrey C. Smith
Managing Member
Starboard Value LP